China Yuchai International Announces Changes
to Joint Venture to Expand Heavy-Duty Diesel and Gas Engine Production
in China

Singapore, Singapore, October 14, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today changes in the ownership structure of the joint venture entered into by its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) and GYMCL’s joint venture company, Y&C Engine Co., Ltd. (“Y&C Engine”) with Baotou BeiBen Heavy Duty Truck Co., Ltd. (“BeiBen”) and Inner Mongolia First Machinery Group Co., Ltd. (“First Machinery Group”), which was announced on June 4, 2013.

Further to discussions between the joint venture parties, the First Machinery Group will exit from the joint venture and be replaced with Baotou Beifang Chuangye Co., Ltd. (“Beifang”) in which the First Machinery Group is the single largest shareholder with a 23.62% interest as reported in Beifang’s semi-annual report released on August 27, 2013, covering the period January 1, 2013 to June 30, 2013.

Beifang is listed on the Shanghai Stock Exchange and is principally engaged in the research, development, manufacture and sale of railway transportation vehicles. The Company distributes its products domestically in China as well as overseas. As at the end of June 2013, Beifang had net assets of RMB 2.3 billion and net profit of RMB 164 million.

Beifang will hold 15% of the new joint venture entity with the remaining 85% interest held between BeiBen, GYMCL and Y&C Engine.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com